# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OMEGA THERAPEUTICS, INC., CIK 0001850838
CUSIP: 68217N105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 140 First Street, Suite 501, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0000950170-24-141669
Filed by CIK 0001724939
Persons authorized to receive notices and communications: Noubar B. Afeyan, Ph.D., Flagship Pioneering, 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts (MA), 02142, (617) 868-1888

## Reporting persons
- Flagship V VentureLabs Rx Fund, L.P. (CIK 0001724939): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,088,470; sole dispositive power 0; shared dispositive power 1,088,470; aggregate amount beneficially owned 1,088,470 (2% of the class)
- Flagship Ventures Fund V, L.P. (CIK 0001627639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,896,386; sole dispositive power 0; shared dispositive power 5,896,386; aggregate amount beneficially owned 5,896,386 (10.6% of the class)
- Flagship Ventures Fund V General Partner LLC (CIK 0001724575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,984,856; sole dispositive power 0; shared dispositive power 6,984,856; aggregate amount beneficially owned 6,984,856 (12.6% of the class)
- Flagship Pioneering Fund VI, L.P. (CIK 0001716926): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,617,413; sole dispositive power 0; shared dispositive power 8,617,413; aggregate amount beneficially owned 8,617,413 (15.6% of the class)
- Flagship Pioneering Fund VI General Partner LLC (CIK 0001724957): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,617,413; sole dispositive power 0; shared dispositive power 8,617,413; aggregate amount beneficially owned 8,617,413 (15.6% of the class)
- Nutritional Health LTP Fund, L.P. (CIK 0001780956): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 970,588; sole dispositive power 0; shared dispositive power 970,588; aggregate amount beneficially owned 970,588 (1.8% of the class)
- Nutritional Health LTP Fund General Partner LLC (CIK 0001780951): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 970,588; sole dispositive power 0; shared dispositive power 970,588; aggregate amount beneficially owned 970,588 (1.8% of the class)
- Flagship Pioneering Special Opportunities Fund II, L.P. (CIK 0001760283): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,508,693; sole dispositive power 0; shared dispositive power 7,508,693; aggregate amount beneficially owned 7,508,693 (13.6% of the class)
- Flagship Pioneering Special Opportunities Fund II General Partner LLC (CIK 0001826217): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,508,693; sole dispositive power 0; shared dispositive power 7,508,693; aggregate amount beneficially owned 7,508,693 (13.6% of the class)
- FPN, L.P. (CIK 0001860062): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,617,646; sole dispositive power 0; shared dispositive power 1,617,646; aggregate amount beneficially owned 1,617,646 (2.9% of the class)
- FPN General Partner LLC (CIK 0001860059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,617,646; sole dispositive power 0; shared dispositive power 1,617,646; aggregate amount beneficially owned 1,617,646 (2.9% of the class)
- Flagship VentureLabs V, LLC (CIK 0001724959): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,197,059; sole dispositive power 0; shared dispositive power 2,197,059; aggregate amount beneficially owned 2,197,059 (4% of the class)
- Flagship VentureLabs V Manager LLC (CIK 0001768987): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,197,059; sole dispositive power 0; shared dispositive power 2,197,059; aggregate amount beneficially owned 2,197,059 (4% of the class)
- Flagship Pioneering Fund VII, L.P. (CIK 0001805916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,329,324; sole dispositive power 0; shared dispositive power 1,329,324; aggregate amount beneficially owned 1,329,324 (2.4% of the class)
- Flagship Pioneering Fund VII General Partner LLC (CIK 0001805917): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,329,324; sole dispositive power 0; shared dispositive power 1,329,324; aggregate amount beneficially owned 1,329,324 (2.4% of the class)
- Flagship Pioneering, Inc. (CIK 0001400240): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,240,723; sole dispositive power 0; shared dispositive power 22,240,723; aggregate amount beneficially owned 22,240,723 (40.2% of the class)
- Noubar Afeyan (CIK 0001222012): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,225,579; sole dispositive power 0; shared dispositive power 29,225,579; aggregate amount beneficially owned 29,225,579 (52.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: OMEGA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 140 First Street, Suite 501, Cambridge, Massachusetts (MA), 02141

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On January 10, 2025, Christian S. Schade, former Growth Partner at Flagship Pioneering, Inc. ("Flagship Pioneering"), resigned as Chairman and a member of the Company's Board of Directors (the "Board"), effective immediately. On January 22, 2025, Ravi Mehrotra, Ph.D., a Partner at Flagship Pioneering, and Robert L. Rosiello, an Executive Partner at Flagship Pioneering, each submitted their resignation as a member of the Board, effective immediately.

On February 3, 2025, the Company entered into a Restructuring Support Agreement (together with all exhibits and schedules thereto, the "RSA") with Pioneering Medicines 08-B, Inc. (the "Supporting Party"), an affiliate of Flagship Pioneering, and certain funds affiliated with Flagship Pioneering that, collectively, are, significant stockholders of the Company.

The RSA and related transactions contemplate a potential sale of all or substantially all of the Company's assets and the entry into debtor-in-possession financing to fund the sale process and wind down. Specifically, the RSA provides, in pertinent part, that the following financing transactions will occur, the proceeds of which will be used to fund the operational needs of the Company as the debtor-in-possession in a voluntary proceeding under Chapter 11 of the United States Code, 11 U.S.C. $$ 101-1532, as amended from time to time (any such case, the "Chapter 11 Case") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and to fund the administration of the Debtor's Chapter 11 Case, among other fees and expenses:

Pursuant to the RSA, the Supporting Party, as bridge lender, has agreed to make a bridge term loan (the "Bridge Loan") to the Company in a total aggregate principal amount of approximately $1,400,000, in the form of a secured promissory note. The Bridge Loan will be secured by a first priority, senior security interest in substantially all of the assets now owned or hereafter acquired by the Company or in which the Company otherwise has rights and all proceeds thereof, subject only to certain permitted liens, and will be funded upon signing of the RSA.

Pursuant to the RSA, the Supporting Party, as post-petition lender to the debtor-in-possession, has agreed to make a senior secured superpriority debtor-in-possession loan (the "DIP Loan") to the Company consisting of (a) new money term loan commitments from the Supporting Party and (b) a roll-up of the Bridge Loan (the "Roll-Up Loans"). The DIP Facility will be secured by certain superpriority and continuing security interests in substantially all of the assets now owned or hereafter acquired by the Company or in which the Company otherwise has rights and all proceeds thereof, subject only to certain permitted liens. The DIP Loan will include certain covenants, including delivery by the Company of a statement of cash receipts and disbursements on a weekly basis.

Pursuant to the RSA, the Company will negotiate in good faith a stalking horse asset purchase agreement with the Supporting Party (or a designee thereof), as purchaser, for the sale of substantially all of the Company's assets, and which will contain customary, market bid protections.

The transactions contemplated by the RSA (other than the Bridge Loan), including the use of proceeds from the DIP Loan, are subject to and conditioned upon, among other things, approval by the Bankruptcy Court.

Pursuant to the RSA, the Company and the Supporting Party have made certain customary covenants to each other.

The RSA also includes certain milestones (the "Milestones") for the progress of the Chapter 11 Case, which include, unless otherwise agreed (i) commencement of the Chapter 11 Case by no later than February 10, 2025, at 11:59 a.m. (ET), (ii) approval, no later than 30 days after the Petition Date, of the DIP Loan by the Bankruptcy Court, (iii) conclusion of an auction for the Company's assets no later than 55 days after the Petition Date, and (iv) entry of an order approving the sale by the Bankruptcy Court no later than 60 days after the Petition Date, with the sale being consummated no later than 70 days following the Petition Date.

The RSA may be terminated upon, among other things: (i) the failure to meet the Milestones; (ii) the occurrence of certain breaches of the RSA; (iii) the mutual agreement of the parties; and (iv) in the case of the Company, if the Board of the Company reasonably determines in good faith and based upon advice of outside legal counsel that performance under the RSA would be inconsistent with its applicable fiduciary duties.

Although the Company intends to pursue the transactions in accordance with the terms set forth in the RSA, there can be no assurance that the Company will be successful in completing the transactions contemplated thereby, whether on the same or different terms or at all.

## Signatures
- Flagship V VentureLabs Rx Fund, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager of General Partner (02/05/2025)
- Flagship Ventures Fund V, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager of General Partner (02/05/2025)
- Flagship Ventures Fund V General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (02/05/2025)
- Flagship Pioneering Fund VI, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (02/05/2025)
- Flagship Pioneering Fund VI General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (02/05/2025)
- Nutritional Health LTP Fund, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (02/05/2025)
- Nutritional Health LTP Fund General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (02/05/2025)
- Flagship Pioneering Special Opportunities Fund II, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager of General Partner (02/05/2025)
- Flagship Pioneering Special Opportunities Fund II General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager (02/05/2025)
- FPN, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (02/05/2025)
- FPN General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (02/05/2025)
- Flagship VentureLabs V, LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (02/05/2025)
- Flagship VentureLabs V Manager LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (02/05/2025)
- Flagship Pioneering Fund VII, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (02/05/2025)
- Flagship Pioneering Fund VII General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer of Manager (02/05/2025)
- Flagship Pioneering, Inc.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Chief Executive Officer (02/05/2025)
- Noubar Afeyan: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D. (02/05/2025)